Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Soligenix, Inc. on Form S-1 to be filed on or about July 24, 2024 of our report dated March 31, 2023, on our audit of the financial statements as of December 31, 2022 and for the year then ended, before the effects of the adjustments to retrospectively apply the reverse stock split as described in Note 13 to the financial statements for the year ended December 31, 2022, which report appears in this Registration Statement. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

July 24, 2024